Mail Stop 3561

October 12, 2007

Mr. James B. Frakes
Chief Financial Officer
Left Behind Games, Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re:** **Left Behind Games, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **March 31, 2007 and**
> **Supplemental Response Filed September 7, 2007**
> **File No. 000-50603**

Dear Mr. Frakes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>10-KSB</u>

<u>Financial Statements</u>

<u>Notes to Financial Statements</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, F-13</u>

1. We have reviewed your response to our prior comments 3, 5 and 6, noting that your assertion that you can make reliable estimates of returns and price concessions related to your product. Considering (i) the newness of the product (sales began in November 2006), (ii) the lack of business history with your distributor (agreement signed in October 2006) and (iii) the competitive conditions in the software industry (product obsolescence), it does not appear that you meet the requirements to make a reasonable allowance estimate for the price protection clause and returns in order to conclude that you have a fixed and determinable price at the time the inventory is shipped. See paragraph 8 of SFAS No. 48 and paragraph 30 of SOP 97-2 for guidance. Please advise or revise.

<u>Other Exchange Act Filings</u>

2. Please revise your Form 10-QSB for the quarter ending June 30, 2007 to conform to any changes made as a result of our comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies